FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

July 23, 2012

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549

Re:

Koffee Korner, Inc. (the “Issuer”)

Amendment Number 1 to Registration Statement on Form S-1

File Number 333-181719

Letter, dated June 25, 2012 (the “Comment Letter”)

Dear Mr. Webb:

This letter accompanies our filing of amendment number 1 to the above captioned registration statement on Form S-1 and responds to the staff’s comments expressed in the Comment Letter.  The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter.

1.

We have included the information with respect to certain legal proceedings for our officer, director and others under “DIRECTORS, EXECUTIVE OFFICERS PROMOTERS AND CONTROL PERSONS”.

2.

Financial statements have been updated as required by applicable Rules and Regulations.

3.

Disclosures have been added as requested relating to the Jumpstart our Business Startups Act.

4.

The selling shareholders do not anticipate marketing this offering to qualified institution buyers and, accordingly, there are no such materials.  The Issuer is not aware of any research reports relating to it.

5.

The requested changes have been made.

6.

The transaction referred to represents the obligations and activities of our principal shareholder, and other than setting the value of our assets in a financial statement context is not material to us.  Accordingly, we do not believe that this nine year old agreement is material to our business or that it needs to be filed.

7.

The requested change has been made.

8.

The Issuer does not feel that increasing the share price on the Registration Statement cover page is necessary.  First, my experience as an attorney makes clear to me that the shares will trade on the OTCBB.  The only two persons who will be limited by the $0.10 are Ms. D’Silva and I.  We would both be delighted with a $0.10 per share price for our shares.

9.

The registration statement has been updated to include our revenue and net losses (or net income) for the most recent fiscal year and applicable interim stub.

10.

The requested change has been made in the amendment.

11.

The registration statement has been updated to disclose that fact that our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.

12.

The word primarily has been deleted.

13.

The requested change has been made in the amendment.

14.

The requested change has been made in the amendment.

15.

We have deleted all references to Spartan.

16.

We have revised the introductory paragraph to the risk factors.

17.

The reference to commencing operations has been removed.

18.

We have separated the Risk Factor into two Risk Factors.

19.

We have modified the risk factor to make our meaning clearer.

20.

We have included the language because, should the potentially indemnifiable claim arise, the Issuer may have to expend significant resources to determine if indemnification were available.

21.

The requested disclosure has been added.

22.

The reference to subparagraph (k) has been removed.

23.

We have adjusted the dates to conform to the financial statements.

24.

Our selling shareholder table reflects all required family relationships.

25.

The requested change has been made.

26.

The sentence commented on has been deleted.

27.

Rather than giving a date, the sentence reads “as of the date of this prospectus”.

28.

We have no written agreement to indemnify the selling stockholders and have deleted the statement referred to in the comment.

29.

The requested change has been made in the amendment.

30.

Total cost of sales comes from food purchases and merchant account fees.

31.

Our cost of sales decreased. They did not increase.

32.

The requested changes have been made in the amendment.

33.

We have deleted all references to our Roasting Method

34.

We have deleted all references regarding our reputation built over the last 9 years.

35.

We have deleted all references to our Roasting Method and coffeehouse staff.

36.

We have provided the name of our principal supplier. SYSCO

37.

The requested changes have been made in the amendment.

38.

The requested changes have been made in the amendment.

39.

The requested change has been made in the amendment.

40.

The language has been deleted in the amendment.

41.

The prospectus delivery requirement appears on the outside back cover and will so appear on any prospectus we deliver under rule 424(b)

42.

The requested change has been made in the amendment.

43.

The requested change has been made in the amendment.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton